UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

WVB BLACKSTONE ALL PRIVATES FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

280 Congress Street

Boston, MA 02210

Telephone Number (including area code):

(617) 951-5000

Name and address of agent for service of process:

Kyle T. Sullivan

Wellington Management Company LLP

280 Congress Street

Boston, MA 02210

USA

Copies to:

Christopher D. Christian, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110	Aaron D. Withrow, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston, in the Commonwealth of Massachusetts on the 1st day of December, 2025.

WVB BLACKSTONE ALL PRIVATES FUND

By:	/s/ Molly K. Shannon
Molly K. Shannon Trustee